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                             November 5, 2020

       James P. Lynch
       Chief Financial Officer
       SJW Group
       110 West Taylor Street
       San Jose, California 95110

                                                        Re: SJW Group
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 001-08966

       Dear Mr. Lynch:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Risks Related to Our Business, page 24

   1. We note your risk factor disclosure indicates that you agreed to certain "ring-fencing"
                                                        measures as part of the
merger with CTWS. You state that these measures may restrict your "ability to access
assets of CTWS entities as dividends or intracompany loans to satisfy the debt or
contractual obligations of any Non-CTWS Entity, including any indebtedness or other
contractual obligations of SJW Group." Please tell us how you determined that it was
not necessary to provide condensed parent company financial
                                                        information and other
data in a financial statement schedule in accordance with Rules 5-
                                                        04 and 12-04 of
Regulation S-X and related disclosures required by Rule 4-08(e)(3)(i)
                                                        and (ii) of Regulation
S-X.
 James P. Lynch
SJW Group
November 5, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa,
Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJames P. Lynch                          Sincerely,
Comapany NameSJW Group
                                                          Division of
Corporation Finance
November 5, 2020 Page 2                                   Office of Energy &
Transportation
FirstName LastName